Exhibit 99.2

Okeanis Eco Tankers Corp. – Agreements to acquire vessels and contemplated USD 115 million offering of new common shares

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN, OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.

ATHENS, GREECE, 20 January 2026 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today announces a contemplated acquisition of two Suezmax tanker newbuilding resales (the “Vessel Acquisitions”), and a contemplated offering of new common shares (the “Offering”).

The completion of the Vessel Acquisitions are subject to completion of the Offering, as further described below.

The Vessel Acquisitions

The Company has entered into two memoranda of agreement, whereby the Company, pursuant to each individual memorandum of agreement, has agreed to purchase one newbuilding Suezmax vessel (with an estimated approximate deadweight tonnage of 157,000), currently under construction at Daehan Shipbuilding Co., Ltd., a South Korean shipyard, being sister vessels to two vessels acquired during January 2026, each from an unrelated third-party seller for an acquisition price of USD 99.3 million per vessel. Each vessel is expected to be delivered from the shipyard in the second quarter of 2026.

Each of the Vessel Acquisitions is contingent on, among other things, the Company raising sufficient capital to fund a portion of the purchase price through the Offering, as well as the Company obtaining the necessary debt financing required to fully fund the Vessel Acquisitions beyond equity raised in the Offering, but the purchase of one vessel is not contingent on the purchase of the other.

The Offering

In connection with the Vessel Acquisitions, the Company is contemplating an offering of new common shares (the “Offer Shares”) to raise gross proceeds of approximately USD 115 million.

The subscription price for the Offer Shares and the total number of Offer Shares will be determined by the Board of Directors of the Company (the "Board") based on an accelerated bookbuilding process.

The net proceeds from the Offering are expected to be used to partly finance the consideration to the sellers in the Vessel Acquisitions. However, if one or both of the Vessel Acquisitions does not consummate, the net proceeds from the Offering may be used for general corporate purposes.

The bookbuilding period for the Offering will commence today, 20 January 2026 at 22:15 CET and is expected to close on 21 January 2026 at 11:00 CET. The Company reserves the right to at any time and in its sole discretion resolve to close or to extend the application period or to cancel the Offering in part or in whole. To facilitate an efficient bookbuilding process, a trading halt will be imposed on the Company’s shares that are trading on Euronext Oslo Børs throughout the bookbuilding period and until final results have been announced, expected on or about 13:00 CET on 21 January 2026.

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Notification of allocation is expected to take place on or about 21 January 2026 at 13:00 CET. Payment and delivery is expected to take place on 23 January 2026 based on delivery vs payment (DVP, T+2). The Offer Shares will be delivered through the DTC. The Offer Shares will be available for trading on New York Stock Exchange once the Offer Shares have been issued and settlement has taken place through the DTC, expected on 23 January 2026. After delivery of Offer Shares, such shares may be transferred from DTC to Euronext Securities Oslo (the "VPS") in accordance with the customary arrangements for transfers of the Company’s shares between DTC and VPS.

The minimum application and allocation amount has been set to the USD equivalent of EUR 100,000. The Board may however, at its sole discretion, allocate Offer Shares for amounts below the USD equivalent of EUR 100,000 to the extent exemptions from the prospectus requirement in accordance with applicable regulations, including the Norwegian Securities Trading Act and ancillary regulations, are available.

Completion of the Offering by settlement of Offer Shares in the Depository Trust Company (DTC) to investors in the Offering is subject to, among other things, (i) all corporate resolutions of the Company required to complete the Offering being validly made, including without limitation, the Board or a committee thereof approving the allocation and issuance of Offer Shares; and (ii) the agreements for the Vessel Acquisitions remaining in full force and effect at the time of settlement of the Offer Shares. The Offering will be cancelled if the conditions are not fulfilled and may be cancelled by the Company in its sole discretion for any other reason.

Completion of the Offering is not conditional upon completion of the Vessel Acquisitions. The Company has entered into agreements with respect to the Vessels Acquisitions and expects such Vessel Acquisitions to be completed in accordance with those agreements subject to and following completion of the Offering, as well as the Company obtaining the necessary debt financing required to fully fund the vessels beyond equity raised in the Offering.

The Offering will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-287032), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on 21 May 2025, and is being made by means of a prospectus supplement prepared specifically in relation to the Offering and to be filed under Rule 424(b) under the U.S. Securities Act of 1933, which can be obtained at www.sec.gov. A written prospectus may also be obtained by contacting Fearnley Securities AS at prospectus@fearnleys.com, Clarksons Securities AS at compliance.oslo@clarksons.com or Pareto Securities AS at subscription@paretosec.com.

The Company will announce the results of the Offering, the number of Offer Shares allocated in the Offering and the subscription price for the Offer Shares through an announcement expected to be published on or about 12:45 CET on 21 January 2026.

The shareholders of the Company will not have preferential rights to subscribe for new shares in the Offering. The Board has considered the Offering in light of the rules of equal treatment set out in the Norwegian Securities Trading Act section 5-14. The Board is of the opinion that the Offering will reduce execution and completion risk as it, amongst other things, allow for the Company to raise capital more quickly, and is more flexible, especially considering the Offering being part of a larger transaction comprising the Vessel Acquisitions and that the shares of the Company are traded on both the New York Stock Exchange and Euronext Oslo Børs. Furthermore, the Board is of the opinion that, in the current market, the Offering enables the Company to raise equity at a lower discount compared to a rights issue. It has also been taken into consideration that the Offering is based on a publicly announced accelerated bookbuilding process and that the Company has applied for a trading halt on Euronext Oslo Børs (as described above) to facilitate participation of investors trading on the Euronext Oslo Børs. On this basis, the Board has concluded that the Offering is in the interest of the Company and its shareholders and is in compliance with the requirements relating to equal treatment as set out in the Norwegian Securities Trading Act section 5-14.

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Advisors

Fearnley Securities AS and Clarksons Securities AS are acting as joint global coordinators and joint bookrunners, and Pareto Securities AS is acting as joint bookrunner, in the Offering (collectively referred to as the “Managers”). Fearnley Securities AS is not a U.S. registered broker-dealer, and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended or through its affiliate Fearnley Securities Inc. Clarksons Securities AS is not a U.S. registered broker-dealer and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended or through its affiliate Clarksons Securities, Inc. Pareto Securities AS is not a U.S. registered broker-dealer, and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended or through its affiliate Pareto Securities Inc.

Advokatfirmaet BAHR AS is acting as Norwegian legal counsel, and Watson Farley & Williams LLP is acting as US legal counsel, to the Company. Advokatfirmaet Thommessen AS is acting as Norwegian legal counsel, and Seward & Kissel LLP is acting as US legal counsel, to the Managers.

This announcement does not constitute an offer of any of the securities described herein.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

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This information is considered to be inside information pursuant to article 7 of the EU Market Abuse Regulation and is subject to the disclosure requirements pursuant to article 17 of the EU Market Abuse Regulation and Section 5-12 the Norwegian Securities Trading Act.

This stock exchange release was published by Irene Chaidemenou, Legal Counsel, Okeanis Eco Tankers Corp., on the time and date provided.

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of eight modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Important Note

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy, fairness or completeness.

Neither this announcement nor the information contained herein is for publication, distribution or release, in whole or in part, directly or indirectly, in or into or from the United States (including its territories and possessions, any State of the United States and the District of Columbia), Australia, Canada, Japan, Hong Kong, South Africa or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. The publication, distribution or release of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act of 1933, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the EU Prospectus Regulation, i.e. only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression "EU Prospectus Regulation" means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (together with any applicable implementing measures in any Member State).

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This communication is only being distributed to and is only directed at persons in the United Kingdom that are "qualified investors" within the meaning of the EU Prospectus Regulation as it forms part of English law by virtue of the European Union (Withdrawal) Act 2018 and that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) high net worth entities, and other persons to whom this announcement may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

NO ACTION HAS BEEN TAKEN BY THE COMPANY, THE MANAGERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE OFFER SHARES OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO THE OFFER SHARES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE OFFER SHARES. NONE OF THE COMPANY OR THE MANAGERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE OFFER SHARES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE OFFER SHARES OR (III) THE FUTURE PERFORMANCE OF THE OFFER SHARES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE MANAGERS ARE ACTING ON BEHALF OF THE COMPANY AND NO ONE ELSE IN CONNECTION WITH THE OFFERING AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERS OR FOR PROVIDING ADVICE IN RELATION TO THE OFFER SHARES.

EACH OF THE COMPANY, THE MANAGERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

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Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under applicable laws, such as the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

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